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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   OCTOBER        , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No  X
            -------    --------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]


       VHQ ENTERTAINMENT INC. ANNOUNCES PROFITABLE FIRST QUARTER RESULTS,
                     INCREASED REVENUE AND SAME-STORE SALES

CALGARY, AB/OCTOBER 31, 2002/CNW/ Trevor Hillman, CEO of VHQ Entertainment Inc. ("VHQ") (TSE: VHQ, OTC Pink: VHQIF), is pleased to present its first quarter fiscal 2003 financial results for the period ended August 31, 2002.

Revenue for the quarter was $6.75 million, up 12.2% from $6.01 million recorded for the previous quarter ended August 31, 2001. Sales growth resulted from an 8.9% increase in the number of operating stores, and a 7.2% increase in same-store sales results, a comparative measure of mature store sales results achieved by outlets in operation for more than one full year. The strong same-store sales growth resulted from VHQ's successful on-going sales and marketing campaigns, and is indicative of the growing market foothold enjoyed by VHQ stores in their respective communities. "The 7.2% same- store sales increase is impressive given the overall lackluster performance recently reported by most retailers. It re-confirms that VHQ continues to outperform its competitors in growing same-store sales" commented Michael McKelvie, Sr. VP Marketing and Communications.

VHQ posted an EBITDA income of $1.7 million for the quarter, an impressive increase of 72.9% as compared with the $985,866 recorded for the quarter ended August 31, 2001. Operating income also rose to $174,604 for the first quarter, as compared to an operating loss of $3,106 for the quarter ended in the prior year. Net income favorably increased to $71,402 as compared to a net loss of $422,113 recorded for the same quarter in the year ago period. Commenting on the improved results, Derrek Wong, Sr. VP Finance and CFO stated "management has focused on improving bottom line results and has implemented several initiatives, including operational cost controls and purchasing policies that have improved and will continue to improve overall gross margins on sales".

Commenting on the Company's impressive first quarter results, Trevor Hillman, stated, "Our return to profitability has been the result of a dedicated effort to fine tune our operational expenses and to implement new marketing initiatives designed to keep the VHQ brand top of mind for more customers than ever before. Going forward, we are committed to our fundamental business of expansion within secondary markets. Having made many operational improvements we look forward to a profitable holiday retailing season, featuring one of the most exciting movie lineups in home video entertainment history."

                              FINANCIAL HIGHLIGHTS
                          THREE MONTHS ENDED AUGUST 31


-------------------------------------------------------------------------
                                     2002                      2001
-------------------------------------------------------------------------
REVENUES                          $6,751,461                $6,015,656
-------------------------------------------------------------------------
GROSS MARGIN                      $3,812,113                $3,435,920
-------------------------------------------------------------------------
OPERATING INCOME                   $174,604                  $(3,106)
-------------------------------------------------------------------------
NET PROFIT                          $71,402                 $(422,113)
-------------------------------------------------------------------------
EBITDA                            $1,704,207                 $985,866
-------------------------------------------------------------------------
PER SHARE
-------------------------------------------------------------------------
    BASIC EARNINGS                   $0.01                    $(0.04)
-------------------------------------------------------------------------
    BASIC EBITDA                     $0.14                     $0.08
-------------------------------------------------------------------------



ABOUT VHQ ENTERTAINMENT INC.

VHQ Entertainment Inc. is listed on the Toronto Stock Exchange under the trading symbol "VHQ", and is the recipient of the 'Profit Magazine' 2001 award for being one of Canada's Hottest Start-up companies. VHQ is the fastest-growing chain of home entertainment retail stores in Canada. With 49 retail store locations now operating, VHQ provides both urban and rural customers with high quality, well stocked and conveniently located stores offering movies, music, games and more. The corporate web site located at WWW.VHQ.CA.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

STATEMENTS IN THIS RELEASE ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE COMPANY'S FINANCIAL CONDITION AND PROSPECTS, THE CONTINUED ACCEPTANCE OF THE COMPANY'S SERVICES, INCREASED LEVELS OF COMPETITION FOR THE COMPANY, AND DEPENDENCE ON THE PERFORMANCE OF THE MANAGEMENT OF THE COMPANY AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH SECURITIES REGULATORY AUTHORITIES. WHEN USED HEREIN, THE WORDS "MAY", "WOULD", :"COULD", "WILL", "INTEND", "PLAN", "ANTICIPATE", "BELIEVE", "SEEK", "PROPOSE", "ESTIMATE", "EXPECT", AND SIMILAR EXPRESSIONS, AS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ASSUMPTIONS UNDERLYING FORWARD-LOOKING STATEMENTS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS INTENDED, PLANNED, ANTICIPATED, BELIEVED, ESTIMATED, OR EXPECTED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                                      -30-

For further information, contact:

VHQ ENTERTAINMENT INC.:

Trevor M. Hillman,                          Derrek R. Wong, CFA
Chairman and CEO                            S.V.P. Finance and CFO
Tel: (403) 340-2760                         Tel: (403) 346-8119
E-mail: TREVORH@VHQ.CA                      E-mail: DRWONG@VHQ.CA